CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

James Lopez

Benjamin Holt

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 16, 2022

Re:	Here Collection LLC
Amendment No. 1 to Offering Statement on Form 1-A Filed January 28, 2022
File No. 024-11750

Dear Mr. Lopez and Mr. Holt:

We acknowledge receipt of the comment in your letter of February 16, 2022 regarding the Offering Statement of Here Collection LLC filed on January 28, 2022 (the “Company”). We have set out your comment below together with our response.

Amendment No. 1 to Offering Statement on Form 1-A filed January 28, 2022

Exhibit 11

Consent of independent registered public accounting firm, page 1

1.

We note the independent registered public accounting firm's consent refers to the financial statements of Here Collection LLC as of December 9, 2021. This date is not consistent with the date of the Company's balance sheet. Please have your auditor revise its consent to address the discrepancy.

Exhibit 11 has been revised in response to the Staff’s comment.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Peter McPhun, Securities and Exchange Commission Kristina Marrone, Securities and Exchange Commission Corey Ashton Walters, Here Collection LLC